UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Multi-Color Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

625383 10 4

(CUSIP Number)

Nigel Andrew Vinecombe

c/o Collotype Labels

381 South Road

Mile End, SA 5031, Australia

+61 8 8405 0523

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 625383 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Nigel Andrew Vinecombe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 625,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 625,000(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.14%
14.	Type of Reporting Person (See Instructions) IN

(1)	The shares of Multi-Color Corporation are held by Tropical Rain Nominees Pty Limited as trustee for the Vinecombe Absolutely Entitled Trust. The trustee exercises voting and investment power with respect to the shares in accordance with the instructions of Nigel Andrew Vinecombe, who is the beneficiary of the Vinecombe Absolutely Entitled Trust.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of common stock, no par value (“Common Stock”), of Multi-Color Corporation, an Ohio corporation (the “Company”), whose principal executive offices are located at 50 E-Business Way, Sharonville, Ohio 45241.

Item 2.	Identity and Background

(a)	This Statement is being filed by Nigel Andrew Vinecombe (the “Reporting Person”). The shares of Common Stock are held by Tropical Rain Nominees Pty Limited (“Tropical Rain”) as trustee for the Vinecombe Absolutely Entitled Trust (the “Trust”). Tropical Rain exercises voting and investment power with respect to the shares in accordance with the instructions of the Reporting Person, who is the beneficiary of the Trust.

(b)	The address of the principal business office of the Reporting Person is 381 South Road, Mile End, SA 5031, Australia.

(c)	The Reporting Person serves as a director of the Company and as President of the Company’s International Business Unit.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received the Common Stock (through the Trust) in connection with the Company’s acquisition of Collotype International Holdings Pty Limited (“Collotype”) and certain of its subsidiaries (the “Acquisition”). The Acquisition was completed pursuant to the terms of the Share Sale and Purchase Agreement dated January 21, 2008 (“Agreement”), by and among the Company, Collotype, Collotype Labels International Pty Limited, and the direct or indirect holders of Collotype shares.

Item 4.	Purpose of Transaction

The Reporting Person holds the shares of Common Stock (through the Trust) as an investment. The Reporting Person from time to time intends to review his investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person, subject to certain restrictions contained in the Shareholder Agreement specified in Item 6 below.

The Reporting Person has agreed to sell, for nominal consideration, 25,000 shares of his Common Stock to key employees of Collotype on the second anniversary of the Acquisition provided those employees remain employed with Collotype at that time.

Pursuant to the Agreement, the Reporting Person became a director of the Company and President of the Company’s International Business Unit.

Except as described above, and except for any plans or proposals the Reporting Person may evaluate in connection with his duties as a director of the Company or as President of the Company’s International Business Unit, the Reporting Person has no specific plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 625,000 shares of Common Stock (which represents approximately 5.14% of the outstanding shares of Common Stock of the Company, based upon information reported in the Company’s Form 10-Q filed on February 8, 2008). The shares are held in trust by Tropical Rain as trustee for the Trust. Tropical Rain exercises voting and investment power with respect to the shares in accordance with the instructions of the Reporting Person, who is the beneficiary of the Trust, and the Trust is revocable at any time by the Reporting Person. Therefore, pursuant to Rule 13d-3, the Reporting Person is deemed the beneficial owner of the shares of Common Stock held by the Trust.

(b)	The information set forth in Item 5(a) above is hereby incorporated by reference.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of the Common Stock effected by the Reporting Person.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tropical Rain entered into a Trust Deed dated February 4, 2000, and a related Deed of Acknowledgment dated March 6, 2008, both of which are attached hereto as Exhibits 1(a) and 1(b) and are incorporated herein by reference. The Trust Deed (together with the Deed of Acknowledgment) contains certain provisions regarding the power of the Reporting Person to direct the voting and investment of the shares of Common Stock.

Tropical Rain, on behalf of the Trust, entered into a Shareholder Agreement dated February 29, 2008, pursuant to which Tropical Rain, on behalf of the Trust, and various other persons receiving Common Stock in the Acquisition, made certain covenants in favor of the Company with respect to future transfers of the Common Stock. The Shareholder Agreement, among other things, generally restricts transfers of Common Stock for one year from the date of the closing of the Acquisition. A copy of the form of Shareholder Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

The Reporting Person acquired the shares in connection with the Acquisition pursuant to the terms of the Agreement.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1(a) -	Trust Deed dated February 4, 2000.

Exhibit 1(b)-	Deed of Acknowledgment dated March 6, 2008.

Exhibit 2 -	Form of Shareholder Agreement executed by Tropical Rain, on behalf of the Trust.

Exhibit 3 -	Share Sale and Purchase Agreement dated January 21, 2008, which is incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Multi-Color Corporation on January 25, 2008.

[Signature page follows]

Signature

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 7, 2008

/s/ Nigel Andrew Vinecombe
Nigel Andrew Vinecombe

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)